October 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aamira Chaudhry
Joel Parker
Stacey Peikin
Lilyanna Peyser

Re:	Udemy, Inc.
Registration Statement on Form S-1
(File No. 333-260042)

Acceleration Request

Requested Date:     October 28, 2021

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Udemy, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-260042) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223 or, in his absence, Christina Poulsen at (650) 849-3245.

* * * *

Very truly yours, Udemy, Inc.

By:	/s/ Sarah Blanchard
Name: Sarah Blanchard
Title: Chief Financial Officer

cc:   Gregg Coccari, Udemy, Inc.

Kenneth Hirschman, Udemy, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Yoichiro Taku, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel N. Webb, Simpson Thacher & Bartlett LLP